UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Oil and natural gas production in February

Rio de Janeiro, March 14th, 2017 – Petróleo Brasileiro S.A. – Petrobras informs that its total oil and natural gas production in February totaled 2.82 million barrels of oil equivalent per day (boed), from which 2.703 million boed were produced in Brazil and 113 thousand boed abroad.

The average oil production in the country was 2.20 million barrels per day
(bpd), 1% lower than January. This result was mainly due to the scheduled stoppage of FPSO Cidade de Paraty, located in Lula Nordeste field, in Santos
Basin pre-salt, and to the ending of the test phase of the Anticipated
Production System (SPA), which operated in Búzios field under the Transfer of
Rights Agreement. The SPA objective was to gather information about the behavior of this field’s reservoirs.

In February, the production of natural gas in Brazil, excluding the liquefied volume, was 80.2 million m³/d, 1% lower than the previous month, mainly because of the scheduled stoppage of FPSO Cidade de Paraty.

Pre-salt Production

In February, the oil and natural gas production operated by Petrobras (own part and third parties) in the pre-salt layer was 1.53 million boed. This volume represents 41% growth compared to the production in February of 2016. Compared to January of this year, however, this volume recorded a 3% reduction due to the scheduled stoppage of FPSO Cidade de Paraty, located in Lula Nordeste field, in
Santos Basin pre-salt, and to the ending of the test phase of the SPA, in Búzios field.

Gas and oil production abroad

In February, oil production in fields abroad was 63.5 million bpd, volume 8%
lower than the previous month. Natural gas production was 8.4 million m³/d, 3%
lower than the volume produced in January of 2017. This performance was mainly due to the operational stoppage of fields Lucius and Hadrian South, in the U.S., because of distribution limitation, since it is performed through facilities from third parties.

_________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release.
Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: March 14, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer